UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2) *


             Meritage Hospitality Group Inc., a Michigan corporation
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                                (Name of Issuer)


                          Common Shares, $.01 par value
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                         (Title of Class of Securities)


                                   59000K 10 1
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                                 (CUSIP Number)


                             Robert E. Schermer, Sr.
                     c/o Robert W. Baird & Co. Incorporated
                       333 Bridge Street, N.W., Suite 1000
                          Grand Rapids, Michigan 49504
                                 (616) 459-4491
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 19, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 3 Pages

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CUSIP NO.  59000K 10 1              Schedule 13D               Page 2 of 3 Pages
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   1   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert E. Schermer, Sr.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [ ]

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS

       PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO TIME 2(d) OR 2(e)                                                 [ ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States, State of Michigan
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                           7    SOLE VOTING POWER

                                632,057
                       ---------------------------------------------------------
   NUMBER OF SHARES        8    SHARED VOTING POWER
     BENEFICIALLY
     OWNED BY EACH                4,000
 REPORTING PERSON WITH ---------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                632,057
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  4,000
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       636,057
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.5 %
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  14   TYPE OF REPORTING PERSON

       IN
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


This Schedule 13D as previously filed is amended in Items 3 and 5 by adding the material below.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Schermer had the following transactions in the last 60 days. On July 27, 2000, Mr. Schermer used personal funds to acquire 1,000 common shares in a market transaction as described in Item 5(c) below. On September 6, 2000, Mr. Schermer acquired 520 newly issued common shares for compensation due to Mr. Schermer pursuant to the Meritage Hospitality Group 1999 Directors' Compensation Plan.

Item 5.  Interest in Securities of the Issuer.

          (a) Mr. Schermer owns 627,057 common shares, and holds options for 9,000 common shares pursuant to the Issuer's 1996 Directors' Share Option Plan which are immediately exercisable. See also page 2, nos. 11 and 13.

          (b) See page 2, nos. 7, 8, 9 and 10. The 4,000 shares identified in nos. 8 and 10 are owned by Mr. Schermer's spouse.

          (c) On July 27, 2000, Mr. Schermer used personal funds to acquire 1,000 common shares in a market transaction at a price of $2.0625.

               On September 6, 2000, Mr. Schermer acquired 520 newly issued common shares for compensation due to Mr. Schermer pursuant to the Issuer's 1999 Directors' Compensation Plan. The shares were valued at $1.925 which was based on the average of the last sales price on the 5 trading days before the end of the quarter.

               On September 19, 2000, 1,392,858 issued and outstanding common shares were returned to the Issuer's treasury. Mr. Schermer was not involved in this event. However, this event substantially increased Mr. Schermer's percentage of beneficial ownership.

          (d)  None.

          (e)  Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 19, 2000                  /s/ Robert E. Schermer, Sr.
                                            ------------------------------------
                                                Robert E. Schermer, Sr.




                               Page 3 of 3 Pages